OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WORTHPOINT CORPORATION
5 Concourse Parkway NE, Suite 2850
Atlanta, GA 30328
404-996-1474
www.worthpoint.com



90,909 shares of common stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.
In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.
The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

TABLE OF CONTENTS

Summary	3
Risk Factors	5
Dilution	8
Use of Proceeds to Issuer	11
The Company's Business	12
The Company's Property	16
Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Directors, Executive Officers and Significant Employees	22
Compensation of Directors and Officers	24
Security Ownership of Management and Certain Stockholders	25
Interest of Management and Others in Certain Transactions	25
Securities Being Offered	26
Making an Investment In the Company	27
After My Investment	29
Regulatory Information	30

In this Offering memorandum, the term "WorthPoint," "we," "us," "our" or "the Company" refers to WorthPoint Corporation and its consolidated subsidiaries.

THIS OFFERING MEMORANDUM MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

Our Mission

WorthPoint's mission is to be an indispensable tool for people buying and selling antiques and collectibles; just as Kelley Blue Book is to auto traders and the Bloomberg systems are for the NASDAQ. Historically, the antiques and collectibles industry was like any other industry. Knowledge passed slowly and selectively person-to-person. Subsequently, the paper publishing industry thrived in providing learning and prices in the way of price guides. That paper publishing industry has largely gone away due to printing and postage costs and the speed of the internet quickly made printed information obsolete. While the internet has made buying and selling much more efficient in our industry through sites like eBay, the information systems to help users definitively understand what an item is, how to price it, and where to sell it has not kept pace. WorthPoint's mission is to become the "go to" place on the internet to answer these questions.

The Company

Founded in 2007, WorthPoint is the world's largest online resource for identifying, researching, and valuing antiques, art, and vintage collectibles. With no true central library for price guides or research material, the information in regard to antiques, art and collectibles is out of date or difficult to find. WorthPoint is building a solution, creating a global "worth" database to provide a powerful online resource for collectors, financial professionals and service providers. This solution leverages shared interests in collectibles, their value and stories, into a dynamic multimedia community.

WorthPoint's database hosts over 300 million auction sales results with more than 500 million images collated from multiple sources, including more than 50 auction houses, such as Heritage Auctions, Pook & Pook, Leslie Hindman Auctioneers and eBay. WorthPoint enables collectors, financial professionals and service providers to gain more knowledge of the items they own or are seeking to buy or sell. In doing so, WorthPoint replaces traditional, published price guides and the need to search multiple online sources. The Company derives more than 93% of its revenues from subscriptions to its Worthopedia™ price guide, its Marks, Autographs, Patterns and Symbols ("MAPS") database and the WorthPoint Library. WorthPoint is also accessible on iOS and Android platforms, providing subscribers with mobile database access. While traditional word search is the primary search tool on the platform, the Company has introduced a beta version of visual search on MAPS.

WorthPoint provides the tools to help a user identify any "old" vintage and collectible items in a person's house, whether it is worth $5 or more than $1 million. Collectibles include fine art, antiques, coins, stamps, toys, glassware, folk art, memorabilia and thousands of other categories of items. These classes of items represent hidden value in many homes, often unknown to their owners, inheritors or even those people responsible for administering estates. Since its founding, the Company believes interest in collectibles has grown as programs such as *Antiques Roadshow*, *Cash in the Attic* and *Pawn Stars* have grown in popularity.

The Worthopedia™ price guide is a searchable database that provides access to sales records on more than 300 million items from online marketplaces and auction houses from around the world. Historical eBay sales data form the bulk of the data in Worthopedia™, but are declining in significance as the database grows. WorthPoint is not a marketplace nor does it sell any of the items that appear in the Worthopedia™. WorthPoint management believes that being a marketplace would conflict with its aim of being an independent source of information for its community.

The Company's MAPS database is an online resource for researching **M**arks, the identifying marks or impressions used by artisans and manufacturers to distinguish their wares, **A**utographs, and other distinctive **P**atterns and **S**ymbols that are found on collectibles. WorthPoint has developed a visual recognition feature for use on computers and iOS devices that is currently in beta and will enable users to conduct searches optically. The Company plans to use a portion of the net proceeds of this Offering to enhance the feature and develop an Android version.

The WorthPoint Library contains the digital version of almost 1,000 collectibles price guides and reference books from leading publishers on a wide range of collecting topics. It offers users the ability to do the necessary research to identify and better educate themselves on a wide array of collectibles and is an additional tool for users of the Worthopedia™ database. The Company plans to use a portion of the net proceeds of the Offering to expedite the digitizing of materials for the WorthPoint Library.

The Offering

Securities offered	Maximum of 90,909 shares of common stock
Common stock outstanding before the Offering (1)	2,136,333
Common stock outstanding after the Offering	2,227,242
Regulation A Offering	The Company intends to make an additional offering of its common stock pursuant to Regulation A of the Securities Act. There can be no assurance that the Company will make such a filing or that the SEC will qualify that offering. In the event that Regulation A offering is qualified, however, the Company will exchange the shares of common stock offered in this Regulation CF offering for the shares offered under Regulation A. Since this exchange will be effected purely on a digital basis, investors need take no action. To summarize this in plain English: if you invest in this offering and we later do a Regulation A offering, you will get exactly the same shares as the investors in the Regulation A offering without needing to do anything.
Use of proceeds	The net proceeds of this Offering will be used to expand and diversify the Company's service offerings, enhance its technology, acquire skilled personnel and pay certain trade payables as necessary.

(1) Assumes the conversion of all outstanding shares of Series A into shares of common stock at a ratio of 1:1, conversion of all outstanding shares of Series A-1 Preferred Stock into shares of common stock at a ratio of 2:1 and a 1 for 6 reverse stock split immediately prior to the initial closing of this Offering. Excludes 370,116 shares acquirable via warrant and option exercise.

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments. Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Company publishes all the data in the Worthopedia™ **under various license agreements.** Currently, historical eBay data represents almost 95% of the Company's Worthopedia™ data. The remaining data comes from other auction houses and online sources.. Traditionally, data suppliers have been supportive of the Company's use of their data as it promotes their brand, creates a more knowledgeable market and complements the community. Should auction houses decide that they no longer want to license their data, this may have a negative impact on the Company. As the Company broadens both the types and sources of data available in its products, including user supplied data, it believes it will reduce its dependence on any one supplier of Worthopedia™ data.

The Company largely depends on one source of revenues. In 2015, more than 93% of the Company's revenues came from subscriptions; specifically subscriptions granting access to the Worthopedia™ database. Between 2012 and 2015, while its revenues from subscriptions grew through price increases and integrating MAPS into the Worthopedia™, its subscriber base shrank from over 20,000 subscribers to approximately 12,000 at June 15, 2016, as the Company refocused its strategy to appeal to professionals rather than consumers. The Company attributes the majority of the subscriber loss to problems encountered with a billing service provider that they no longer use for clients acquired since November 2014 (The legacy base that remains on the old system is less than 20% of revenue and declining as a percentage every month). However, the Company will need to expand its marketing to reach more markets and better differentiate products for varying user segments.

Changes to the level of online advertising on Google currently significantly impacts revenues. Pay per click ("PPC") has been an important source of advertising for the Company to acquire new users. While the Company believes its expertise in the components of its PPC strategy is a competitive advantage, they may not continue to be so. In addition, the cost of key words is subject to auction bidding, which may lead to increased advertising costs for this form of marketing for the Company and reduced profitability. Although part of the use of the proceeds from this Offering is to accelerate the Company's diversification from this strategy, including via social media, it may not be successful.

The Company will use a portion of the net proceeds of the anticipated Regulation A offering to repay amounts loaned by its CEO, directors and stockholders. The Company's CEO and one of its directors incurred approximately $122,400 in credit card debt as of December 31, 2015 making purchases on behalf of the Company. In addition, in 2016, the Company issued convertible promissory notes to the CEO, 2 of the directors and other stockholders who loaned $429,500 to the Company to cover expenses associated with this Offering as well as the anticipated Regulation A offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Convertible Promissory Notes." Because none of the proceeds of this Offering will be used to repay these items, should the Regulation A offering not close and the convertible notes for said expenses remain outstanding as of September 30, 2017, the Company could be forced to convert the promissory notes into equity at terms more favorable than those offered to investors in this Offering.

The Company does not have a redundant infrastructure; the Company or its services providers could be hacked and data destroyed or services disrupted. The Company relies on billing and subscription management software provided by third parties who maintain data on subscribers. While the Company does not store any customer financial information, hacking and/or data breaches of the providers' systems could lead to material financial losses, reputational damage, and legal expenses. The Company also does not have a duplicate data center. Should the current Amazon facility used by the Company suffer an outage due to manmade or natural sources, this could materially impact the Company's ability to operate. Part of the use of net proceeds from this Offering is to build a backup facility on the West Coast to not only build redundancy for the Company's East Coast facility, but to also more quickly service West Coast and Asian data queries.

The Company does not store credit card information and only uses PCI compliant processors. It does its best to safeguard its systems and assets but cannot guarantee that it will be able to successfully repel future attempts to defraud the Company or hack into its customers' data.

Unauthorized access to the Company's records, systems, and technology will expose the Company to litigation, reputational and financial risk. WorthPoint's operational equipment and security systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, loss, misuse, or theft of data. Additionally, problems faced by third party providers of the Company's cloud-based systems could harm the Company. The Company's insurance may not cover some or all of these risks.

The Company faces significant competition. The Company faces competition from eBay and Amazon, where users may search for historic pricing data at no cost, as well as from websites that offer free and subscription-based pricing information for collectibles, including some websites that are maintained by auction houses. The Company's ability to compete with these sites and any future sites depends on the cost of and access to data, the breadth and depth of products and the functionality and ease of its search functions.

Competitors may be able to call on more resources than the Company. The Company operates in a highly competitive market, and many of its competitors have more resources than it does. Existing or new competitors may produce directly competing offerings. These competitors may be better capitalized than WorthPoint, which might give them a significant advantage, for example, in surviving an economic downturn where users of online subscription services reduce their discretionary spending. Competitors may be able to use their greater resources to acquire more data, or offer more free content or lower subscription prices, even to uneconomic levels that the Company cannot match.

Our assets are pledged as collateral to a lender. Under an SBA loan from Access National Bank, all of our assets are pledged as collateral on the loan. Upon the occurrence of an event of default under the loan, including failure to make payment, the lender could elect to declare all amounts outstanding thereunder to be immediately due and payable. If the bank or the SBA accelerates the repayment of the loan, we may not have sufficient assets to repay them and they may seek to enforce their security interests. In such an event, we could experience a material adverse effect on our financial condition and results of operations.

The Company depends on a small management team. The Company depends primarily on the skill and experience of William Seippel, its founder and CEO. If the Company is not able to call upon him for any reason, its operations and development could be harmed.

The Company is controlled by its officers and directors. William Seippel, Michael Wharton, William McAtee, Roger Ogden, James Sturgill and Peter Schleider currently hold the majority of the Company's voting stock, and at the conclusion of this Offering will continue to hold the majority of the Company's voting stock. Investors in this Offering will not have the ability to control a vote by the stockholders or the board of directors.

There has been no active public market for our common stock prior to this Offering and an active trading market may not be developed or sustained following this Offering, which may adversely impact the market for shares of our common stock and make it difficult to sell your shares. There are restrictions on how you can resell your securities for the next year. More importantly, there is no formal marketplace for the resale of the Company's common stock. Should the Company complete an offering of common stock under Regulation A, it intends to apply for quotation of the common stock on an over the counter market. However, there are a number of requirements that the Company may or may not be able to satisfy in a timely manner. Even if we obtain that quotation, we do not know the extent to which investor interest will lead to the development and maintenance of a liquid trading market. Further, our common stock will not be quoted until after the termination of any Regulation A offering, if at all. Therefore, purchasers in this Offering will be required to wait until at least after the final termination date of the Regulation A offering for such quotation. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral. Over-the-counter markets have from time to time experienced significant price and volume fluctuations. As a result, the market price of shares of our common stock may be similarly volatile, and holders of shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of shares of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this Offering Memorandum.

DILUTION

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing stockholders and warrant-holders and assuming that the shares in this Offering are priced at $11.00 per share. It reflects all transactions since inception, which gives investors a sense of what they will pay for their investment compared to the Company's insiders. This table does not assume the conversion into common stock of all outstanding shares of Series A and Series A-1 Preferred Stock, nor does it assume the sale of shares in a Regulation A offering. Immediately prior to the initial closing of this Offering, the Company will convert all outstanding shares of Series A Preferred Stock into shares of common stock at a ratio of 1:1 and all outstanding shares of Series A-1 Preferred Stock into shares of common stock at a ratio of 2:1 and effect a 1-for-6 reverse stock split.

	Dates Issued	Total Issued and Potential Shares (1)	Effective Price per Share Paid
Founding common stock	February 2007	333,333	$ 0.00
Restricted common stock units (2)	April 2007	38,108	0.00
GoAntiques acquisition (common stock)	October 2008	13,984	10.14
Various issuances of common stock	2009 to 2014	7,155	0.00
Series A Seed Preferred Stock	April 2007	147,425	5.46
Series A-1 (originally issued as Series B) (3)	February 2008 and 2009	503,726	10.50
Series A-1 (originally issued as Bridge note that converted into Series C and was exchanged into Series B) (3)(4)	September - October 2008	202,380	10.50
Series A-1 (Issued as Convertible Note that converted into Series C-2)(5)(6)	June - December 2009	105,321	9.42
Series A-1 (Issued as Series C-2) (6)	December 2010	255,429	10.50
Series A-1 (Issued as Series D) (7)	November 2011	191,782	10.50
Series A-1	October 2012 - July 2013	104,848	10.50
Series A-1 (Issued as Promissory Note and Convertible Note) (8)	September 2013 - July 2015	88,561	10.50
Warrants:			
Guaranty and Bridge Loan	July - December 2009	144,298	0.06
Guaranty of SBA Letter of credit	April 2010 -	46,100	0.06

	February 2016		
Bridge Note	July - August 2016	14,317	0.06
Options:		309,705	6.84
Fractional shares		(24)	11.00
Total Shares Common Stock		2,506,449	7.27
Investors in this Offering assuming $1 million is raised		90,909	11.00
Total After Inclusion of this Offering		2,597,358	7.40

(1) Potential shares are those reserved for issuance pursuant to warrants and those reserved for GoAntiques stockholders that could not be located
(2) Includes 12,500 restricted stock units that were issued but did not vest.
(3) Shares of Series B Preferred Stock were exchanged for Series A-1 Preferred Stock in September 2012 at a ratio of 1.1523 Series A-1 shares per Series B share.
(4) Shares of Series C Preferred Stock were exchanged for shares of Series B Preferred Stock in July 2009 at a ratio of 1.2397 Series B shares per Series C share.
(5) Convertible Notes issued in 2009 were converted into shares of Series C-2 Preferred Stock in December 2010 at a price of $4.0331 ($9.42 after conversion and stock split) per Series C-2 share.
(6) Shares of Series C-2 Preferred Stock were exchanged for Series A-1 Preferred Stock in September 2012 at a ratio of 1.2857 Series A-1 shares per Series C-2 share.
(7) Shares of Series D Preferred Stock were exchanged for Series A-1 Preferred Stock in September 2012 at a ratio of 1.4714 Series A-1 shares per Series D share.
(8) Promissory and Convertible Notes were converted into shares of Series A-1 Preferred Stock in July 2015 at a price of $3.50 ($10.50 after conversion and stock split) per Series A-1 share.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company, and your shares, may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (a public offering, crowdfunding round, venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million
- In December the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the Company but her stake is worth $200,000.
- In June 2015 the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the Company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the Company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS TO ISSUER

We are seeking to raise $1,000,000 in this offering through Regulation CF, with a minimum raise of $100,000. The net proceeds of this offering will be used to cover our operating expenses.

If we raise the minimum amount of $100,000, we plan to use the Offering proceeds as follows:

- Approximately $50,000 to bring accounts payable current; and
- Approximately $45,000 for marketing and to increase advertising, including via social media.

If we raise $1,000,000, we plan to use the Offering proceeds as follows:

- Approximately $140,000 to bring accounts payable current;
- Approximately $400,000 for marketing and to increase advertising, including via social media;
- Approximately $200,000 to acquire data and to expedite digitizing materials for the WorthPoint Library; and
- Approximately $200,000 to expand the IT team to accelerate end user application development and to build a redundant West Coast data facility.

Assuming we raise the maximum of $1,000,000 and depending on the number of investors who subscribe to the Offering, we will pay North Capital Private Securities total commissions of between $18,000 and $73,000, from the proceeds of the Offering.

All non-transactional expenses of this Offering and the Regulation A offering (e.g., accounting fees, legal fees, payment for printing or video production, marketing, consulting and advertising fees) will be funded from funds contributed by Will Seippel, members of the board of directors and current stockholders. Transactional costs related to the number of transactions processed or amount of money raised will be funded from proceeds of the Offering.

The Company reserves the right to change the above uses of proceeds if management believes it is in the best interests of the Company.

THE COMPANY'S BUSINESS

Overview

WorthPoint was established in 2007 to change the market for collectibles by bringing the power of technology to identifying, researching and valuing collectibles via its website www.worthpoint.com. The Company is currently operational, producing revenue and profitable, after accounting for one-time items. However, the Company continues to invest more than its cash flow from operations on building its database.

Principal Products and Services

Current products

The Company currently has 3 principal products that it sells by subscription.

- The Worthopedia™ price guide is a searchable database that provides access to sales records on more than 300 million items from online marketplaces and auction houses from around the world. WorthPoint is not a marketplace nor does it sell any of the items that appear in Worthopedia™.

- MAPS is an online resource for investigating' **M**arks, the identifying marks or impressions used by artisans and manufacturers to distinguish their wares, **A**utographs, and other distinctive **P**atterns and **S**ymbols that are found on collectibles.

- The WorthPoint Library contains the digital version of over 1,000 collectibles price guides and reference books from leading publishers on a wide range of collecting topics. It offers users the ability to do the necessary research to identify and better educate themselves on a wide array of collectibles and is an alternative historical source of pricing information for in the Worthopedia™ database.

Other products and services

At the beginning of 2016, as part of its community-building efforts, the Company launched its reseller and affinity groups. WorthPoint offers users the opportunity to act as a reseller of its products. Resellers may offer their customers a discount on WorthPoint products and earn commissions when their customers subscribe. Resellers will also have the ability to download and distribute WorthPoint product information and to use the WorthPoint logo together with "Reseller Representative" on business cards. To date, 34 resellers have signed up for the program. The affinity program, WorthPoint Partners, offers subscribers discounts on the services of businesses and professionals working in the world of art, antiques and collectibles.

The Company also makes its pricing database available through the Priceminer® interface which is used by public libraries and sold by Gale, Cengage Learning. In 2015, revenue from Priceminer® subscriptions represented less than 5% of the Company's total revenues.

Products in development and future products

WorthPoint has implemented a visual recognition feature to enable users to conduct searches optically from its desktop solution. Additionally the Company has an optical search feature running in beta in MAPS for use on iOS devices. The Company plans to use a portion of the net proceeds of the Offering to complete the second phase of implementation to enhance the feature and develop an Android version. Once the feature is fully operational, the Company plans to charge users an additional subscription fee for its use.

The Company plans to commence developing visual recognition for Worthopedia™ in 2017. Other features slated for development include enabling users to submit data directly into the Worthopedia™, the WorthPoint Library, and MAPS.

Subscriptions

Over 93% of the Company's revenues during 2015 came from recurring subscription revenues. Subscribers are offered the opportunity for a subscription trial for the shorter of 7 days or 7 searches before converting into a paid subscription.

The current subscription options are

- Access solely to the Worthopedia™ price guide,
- Access to MAPS and the WorthPoint Library, and
- Combinations of parts or all of the above.

As of September 1, 2016, the Company primarily offers monthly and annual subscriptions at the following non-promotional, non–discounted price points:

	Worthopedia™	MAPS & Library	Combined Access
Monthly	$ 19.99	$ 32.99	$ 49.99
Annual	$ 199.99	$ 356.99	$ 539.99

The Company also runs seasonal promotions that offer discounts to some of its subscription prices. Additionally, it offers quarterly packages and special combinations from time to time.

The Company plans to roll out an additional tier of subscription products targeted at homeowners during the fourth quarter of 2017. These products are referred to internally as the "Feather Lite" product line. The Feather product line will be geared toward subscribers who need access to less overall data than is available in the current offerings or is targeted at a particular category segment, such as "Coins". It is not currently anticipated the Feather suite of products will include the visual recognition feature that the Company is perfecting.

There can be no assurance as to when or whether the Company will implement subscription pricing changes for visual recognition or for the Feather products.

At August 31, 2016, the Company had approximately 12,000 total subscribers. The Company does not currently categorize its subscribers between professional and homeowner and is not able to predict whether or how many of its customers may convert to the Homeowner Feather subscription.

Advertising Revenues

The Company derives the remainder of its revenues from advertising that appears on its website. Advertising is typically priced on a CPM (cost per thousand) basis; this is the price an advertiser pays for every 1,000 impressions of their ad. CPMs vary based by sales channel and ad product.

The Company sells ads through a number of agencies, offering banner, skyscraper and page bottom ads.

The Company plans to phase out advertising as a source of revenue. It plans, however, to continue to run ads for auction houses in exchange for provision of data and for other product partners.

Technology

The Company uses desktops and laptops and a variety of PaaS and SaaS tools in developing its services, including Amazon Web Services based in the United States for hosting.

Market

WorthPoint was founded in 2007 to bring transparency to identifying, researching and valuing the global antiques, art and collectibles markets through the use of technology. WorthPoint believes that these markets together are approaching $500 billion in annual sales. Collectibles include fine art, antiques, coins, stamps, toys, glassware, folk art, memorabilia and thousands of other categories of items. These classes of items represent hidden value in many homes, often unknown to their owners, inheritors or even those people responsible for administering estates. Since its founding, the Company believes interest in collectibles has grown as programs such as *Antiques Roadshow*, *Cash in the Attic* and *Pawn Stars* have grown in popularity.

Competition

WorthPoint's strategy has been to develop a database that reflects the wide variety of items that its users find in their homes. The Company competes with a number of different types of websites that offer the ability to search for historic price data and/or the ability to conduct research. Some of these sites focus on niche categories of collectibles, such as fine art, jewelry or ceramics, and have limited amounts of data compared to the Company. Others are not specifically organized as research sites, but have recent information that may be used to conduct research, particularly in one-off instances. These competitors may be grouped as follows:

- Research sites focused on collectibles that offer access to subscription databases, such as kovels.com, marks4antiques and P4A.
- Sites maintained by or on behalf of auction houses such as Invaluable, ArtNet, LiveAuctioneers and Proxibid, which display current auctions and maintain free and subscription databases of prices from historic auctions.
- Online sales sites that may sell collectibles and maintain a database of recent (up to 3 months old) sales prices at no cost to subscribers, such as eBay and Amazon.

In addition, some of the Company's data providers offer subscriptions to search some of the same data that WorthPoint licenses, which may attract subscribers, particularly merchants of collectibles, who would otherwise use WorthPoint's services. WorthPoint believes that none of these competitors offers the breadth of data or the range of research functionality that it provides.

Suppliers

In order to develop its Worthopedia™ database, the Company obtains pricing data from a number of sources. It obtains eBay data, which represents approximately 95% of the current data stored in Worthopedia™, under a license agreement. The Company also obtains data from other auction houses and online sources. Data providers have been supportive of the Company's use of their data as it promotes their brand, creates a more knowledgeable market and complements the community. As the Company broadens both the types and sources of data available in its products, including user supplied data, it believes it will reduce its dependence on any one supplier of Worthopedia**TM** data.

The Company builds the databases for MAPS and the WorthPoint Library by using data in the public domain or entering into copyright agreements when necessary to secure data derived from copyrighted works.

Billing and Payment Processors

The Company currently uses three companies to bill and process subscription payments, Zuora, Avangate and Cybersource. The Company moved its billing and processing to Zuora in 2014 and is transitioning processing from Avangate to Zuora. It expects to transition all subscriptions to the Zuora platform over time but does not have a set plan to migrate the currently active subscriptions in Avangate. Cybersource represents less than one-half of one percent of billing processing.

Research and Development

Since inception, the Company has invested over $10 million to develop its database and the algorithms underlying its search engine.

Employees

WorthPoint currently has eight full time employees, and has not entered into employment agreements with any of its employees.

The Company employs the services of 7 independent contractors in Romania to develop end user applications and data content. The Company also employs 3 independent contractors in the United States to input data, including digital images, maintain the database and focus on search engine optimization and internet marketing.

Intellectual Property

The Company has applied for a patent covering the systems and methodology underlying its MAPS visual recognition feature. Mr. Seippel has assigned to the Company all rights he has in this intellectual property.

The Company has registered a number of trademarks, including for its logo and for WorthPoint, WorthPoint Library and Worthopedia™.

Litigation

The Company is not currently involved in any litigation.

THE COMPANY'S PROPERTY

WorthPoint currently leases its premises and owns no significant plant, property or equipment. The Company's office space in Atlanta, Georgia serves as its headquarters. All WorthPoint employees in Georgia work from this location.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

WorthPoint was founded in April 2007 and began generating minimal revenues in November 2007. The Company has generated revenues in each fiscal year since its inception. Early revenue was primarily advertising based. In the fall of 2008, the Company moved to a subscription-based revenue model. It first collected subscription fees for access to its database in April 2009. The Company was profitable in 2014 and 2015 after adjusting for one-time items, and continues to invest more than its cash flow from operations on building its database.

Subscriptions revenues represent over 93% of the Company's revenues in 2015. The Company collects these revenues directly for those subscribers enrolled via software it licenses from Zuora. In December 2013 the Company commenced a contract with Avangate to provide billing services and installed Avangate's billing system on its site to process all new subscriptions. In March 2014, the Company migrated its installed customer base to the Avangate system. Avangate onboarded subscribers and processed and collected monthly and annual subscription payments on behalf of the Company. Given poor performance of the system and notable subscriber attrition attributable to subscribers' frustration with using the Avangate system, the Company in November 2014, entered into a contract with Zuora to provide billing services for all new subscribers and, eventually, all continuing subscribers. The Company continues to use Avangate to collect subscription revenues for those subscribers who were successfully on-boarded or renewed using Avangate's system, but expects that those subscribers will migrate to Zuora as they change subscriptions or billing information, which would prompt the need to re-authorize them.

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

<u>Revenue</u>

Total revenue was $1.404 million in the six months ended June 30, 2016 compared to $1.437 million in the six months ended June 30, 2015, a decrease of approximately $33,000 (2.3%). Revenue for WorthPoint's core products was up just over 2%, or almost $28,000 to $1.286 million in 2016 compared to $1.258 million in 2015, as the Company began to see the benefits of its new billing system and credit card processor. As discussed in the year over year results below, the Company was negatively impacted by the migration of its customer base to Avangate and has only recently grown the base on its new system to a level that allows it to grow faster than the attrition it experiences from the customers still based on Avangate. Other revenue streams decreased by approximately $61,000. This decline in revenue was attributable to the sale of GoAntiques in May 2015, which provided approximately $26,000 in revenue in 2015 versus no revenue in 2016, an $18,000 decline in ad revenue due to the continued effort by the Company to deemphasize such revenue on the site, and an approximately $17,000 decline in other revenue related to library sales and other legacy products.

Cost of Revenues

Cost of revenues for the first six months of 2016 grew by almost 17%, from $433,398 in the first six months of 2015 to $506,201 in 2016. Management had reduced these costs as low as practical in response to the negative impact of the billing system. With the new billing system showing improved metrics, the Company began to expand its spending on databases and adding image recognition, imaging and redundancy. Management expects this growth will continue for the foreseeable future as the Company invests in new data products. In addition, the cost of maintaining two billing systems added to the cost base.

Gross Margins

Gross margins as a percentage of revenue decreased from 69.8% in the first six months of 2015 to 63.9% in the first six months of 2016. This resulted in a total dollar decrease of approximately $106,000 year-over-year. The decrease was partially due to the drop in revenue, which started to grow again in December 2015 coupled with increasing cost amortization of the Company's content database. As the Company introduces new products, enhanced content, and the reseller program, management expects to see some leverage on cost of revenues and an increase in gross margin.

Cash Flow

In the last two years, the Company has generated cash flow from operations. However, the Company invested more into building its database and improving its product offering than it was able to generate through operations. To date, the Company has financed these investments as discussed below in "— Liquidity and Capital Resources." The Company is close to cash flow breakeven and in March 2016 its lender granted an increase of $50,000 on its line of credit to use as needed.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenue

Total revenue was $2,820,115 in 2015 and $3,417,077 in 2014, a decrease of $596,962 (17%). The decrease in revenues is primarily due to the continued impact of subscriber attrition due to Avangate system performance issues. During 2015, the Company moved as many subscribers as possible to the Zuora system. At the end of 2015, approximately 45% of the Company's subscribers were still on Avangate and they comprised approximately 34% of revenue. As the percentage of legacy subscribers on Avangate continues to decrease, the Company believes it will have a diminished impact on its performance. By the end of 2015, the rate of subscriber growth on Zuora began to exceed the rate of decline on Avangate. In addition, the Company sold certain assets of GoAntiques in May 2015. The Company received minimal revenues from GoAntiques in all 12 months of the prior year.

Advertising revenue was $152,441 at the end of 2015 and $239,882 at the end of 2014, a decrease of $87,441 (36%). This is due to the continued overall decrease in the PPC rate that advertisers were willing to pay for passive advertising, as well as the Company's continued strategy to reduce its focus on advertising revenue in favor of a focus on generating more recurring subscription revenue.

Cost of Revenues

Cost of revenues decreased 6.4% from $882,039 in 2014 to $825,478 in 2015. Management believes it has reduced these costs as low as practical and that costs going forward will trend upwards as the Company continues to expand the database and add image recognition, imaging and redundancy.

Gross Margins

Gross margins as a percentage of revenue decreased from 74.1% in 2014 to 70.7% in 2015. This resulted in a total dollar decrease of $ 540,401 year-over-year. The decrease was primarily due to the drop in revenue, which started to grow again in December 2015 coupled with increasing cost amortization of the Company's content database. As the Company introduces new products, enhanced content, and the reseller program, management expects to see some leverage on cost of revenues and an increase in gross margin.

Cash Flow

In the last two years, the company has generated cash flow from operations. However, the company invested more into building its database and improving its product offering than it was able to generate through operations. To date, the company has financed these investments as discussed below in "— Liquidity and Capital Resources." The Company is close to cash flow breakeven and in March 2016 its lender granted an increase of $50,000 on its line of credit to use as needed.

Operational Statistics

Since its introduction in December 2015, almost 300 customers, including international accounts in Korea and the United Kingdom, have subscribed to the expanded business subscription, representing 2.5% of the Company's customer base. With the new products we have increased the average monthly yield from our Zuora customers by almost $2.00 each.

Over 1.5 million visits per month are made to the site and WorthPoint has rolled out a number of site updates since the December 2015 launch of the expanded business subscription and management believes that they are being well received. Specifically, the take rate of customers for a paid product after the 7-day trial is now approaching 65% compared with just over 50% in prior years. Annual subscribers are renewing at a rate of more than 80%. In addition, time spent on the site is up, bounce rate (the percentage of visitors that leave our site after viewing only one page) is down and number of pages viewed per session is higher, leading us to believe that subscribers and visitors like what they see and are using the site more than in the past.

Liquidity and Capital Resources

SBA Credit Facility

On April 29, 2011, the Company entered into an SBA guaranteed term credit facility with Access National Bank for up to $832,000 with a variable interest rate of prime +2.75%. At June 30, 2016, the outstanding balance on the loan was $470,636. The credit facility has a 10-year term, is secured by the

Company's business assets and a property in Maine owned by the CEO. The note is guaranteed by the CEO and one other board member.

Convertible Promissory Notes

In August 2016, the Company offered convertible promissory notes under Rule 506(b) of Regulation D to officers, directors and preferred stockholders for the purpose of raising up to $500,000 to help the company satisfy its short term financing needs, including to pay for offering-related expenses. The Company will not use proceeds from this Offering to retire these notes, in whole or in part, but intends on using proceeds from the Regulation A offering for repayment. Should no further offering be successful, these Notes will convert to equity on September 30, 2017.

Related Party Advances

From time to time during the years ended December 31, 2015 and 2014, the Company received advances in the form of credit card usage from related parties for short-term working capital. At December 31, 2015 and 2014, amounts outstanding under related party advances totaled $122,400 and $111,972, respectively, and are included in the accompanying consolidated balance sheets. The Company intends to use a portion of the net proceeds of the anticipated Regulation A offering to pay off these balances. Should a Regulation A offering not be successful, the Company intends to use cash flow from operations to reduce these balances.

The current term note and working capital line from the SBA are secured by the CEO's house in Maine as well as a guarantee by him and one other director. The only compensation for the use of the collateral is warrants. Over the past 2 years, the Company has issued 82,300 warrants for use of the collateral on the term note and 12,000 warrants for use of collateral on the line of credit. No more warrants are due for the collateral on the term loan. The Company will issue 6,000 warrants each year that the line of credit is outstanding and the collateral remains in place. The warrants are to buy common stock at a price of $0.01 ($0.10 post split per share), vested immediately and have a 10-year expiration date.

A significant portion of the non-transactional expenses of this Offering and the Regulation A offering (e.g., accounting fees, legal fees, payment for printing or video production, marketing, consulting and advertising fees) will be funded from funds contributed by Will Seippel, members of the board of directors and current stockholders.

A majority of the funding in the last 2 years for WorthPoint has been supplied by members of the board. Other than the items discussed above, all debt has been converted into Preferred Stock that will be converted into common stock immediately prior to the initial closing of this Offering.

Issuances of Common and Preferred Stock

In 2014 and until February 2015, the Company funded operations by continuing to issue a promissory note that had originally been approved by the board of directors in September 2013. As of February 2015, $587,500 in principal amount of promissory notes was outstanding. The board of directors voted to convert the promissory notes into Series A-1 Preferred and to offer an additional $250,000 in convertible notes. On July 31, 2015, the board of directors voted to convert the total outstanding indebtedness of $837,500 plus interest of 10% per annum into Series A Preferred at $3.50 per share

($11.67 per share post conversion and stock split). All shares were issued under Rule 506(b) of the Regulation D to existing stockholders of the Company.

Trend Information

The Company monitors, compiles and analyzes daily key performance indicators (KPI's) via the internet from various reports, including Google Analytics as well as Zuora and Avangate billing reports. The management team reviews these on daily, weekly or monthly bases and makes adjustments to the business as necessary. While these reports contain numerous statistics, the following is a synopsis of the ones that management believes are the most relevant to its business:

Site Unique User Visits (SUUV's). This measure has been relatively constant since April 2016 and running at 46,000 SUUV's per day. This number was negatively impacted in April 2016 and had been approximately 20% higher in the preceding year. The Company attributes this change in April to changes in Google algorithms, which essentially measure how Google ranks internet pages for user searches.

Average visits per day that a user makes to the site is another KPI. This statistic has gone from 1.07 to 1.09 visits per day over the last 18 months. This indicates the frequency a user returns to the site and an increasing number is viewed as a positive trend.

Average User Time on Site, the time a user spends on the site in a session, has increased over the last 18 months from approximately 105 seconds to 120 seconds, an increase of 14%. The Company believes this increase is due to both marketing efforts in attracting the proper persons to the site and educating them on the depth of the site. Additionally, the Company has increased the frequency of site updates that impact usability and merged the MAPS product into the WorthPoint website.

Conversion rate of site visitors into paying subscribers. This statistic indicates the percentage of users on the site that convert into paying customers. With the Company's prior billing system Avangate, the Company averaged a conversion rate of .07% prior to moving to the Zuora billing system in November 2014. Prior to moving to the Avangate system the conversion rate had been slightly over 0.1%. Since moving to the new Zuora billing platform the Company has been able to significantly increase the conversion rate and this has increased to as high as .185% in 2016 and averaged .136% over the most recent week in September.

Total paid Subscribers. As noted, the Company's ability to retain subscribers had been adversely impacted by the implementation of the Avangate billing system that was implemented in November 2013. In April 2014 the Company realized that it could not compel Avangate to make the necessary changes to its system and replaced it with Zuora in November 2014. The Company lost a significant number of customers over that period. Total paying customers on January 1, 2015 were 13,048. As of September 27, 2016, paying customers totaled 12,177. 73% of these were billed from the Zuora system. The gains of subscribers in the Zuora system are now keeping pace with losses in Avangate due to the reduced Avangate base and higher conversion rates the Company has experienced with Zuora. The Company has also demonstrated the positive impacts of marketing on growing the subscriber base and has seen returns as high as 200% a year on its advertising expenditures. The Company has also demonstrated that the average user billed via Zuora is willing to pay a significantly higher price per month than the average user billed via Avangate. In the most recent month the average billed per customer on Zuora was $20.66, compared to $13.94 on Avangate. The blended rate was $17.97. This is an increase of $1.75 from September 2015. The average Zuora subscriber bill has risen 30% above what an average Avangate customer was billed at the time of the cutover of billing systems in November 2014. The Company believes this is due to a number of factors including customers' satisfaction with the site, billing product customer service and the Company's focus on business users and the relevancy of the MAPS product to them.

Lastly, the Company focuses on the <u>length of customer contracts</u> as a KPI of satisfaction. Since January 2015 the number of customers on multi-period contracts has increased from 15% to 17.4% of the base. The 2.4 percentage increase in the base has been in the sales of annual contracts. WorthPoint believes that this is a good indication of the user satisfaction and belief in the product.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office
Executive Officers:			
William Seippel	CEO	60	From 2007
John Hale	SVP Finance	53	From 2014
Antoine Lyseight	CTO	37	From 2012
Directors:			
William Seippel	Chairman	60	From 2007
Pete Schleider	Board Member	59	From 2007
James Sturgill	Board Member	75	From 2007
William Neal McAtee	Board Member	53	From 2009
Michael Wharton	Board Member	56	From 2012
Rodger Ogden	Board Member	71	From 2012

William Seippel, CEO and Chairman

Will founded the Company in 2007 and has over 25 years of financial and operational experience. He has been involved in successfully negotiating over 20 acquisitions in his career and played a leading role in structuring complex transactions that have raised $5 billion in capital, including two that received the prestigious Institutional Investor Deal of the Year Award. He has also served as a consultant to various boards of directors on mergers and acquisitions and strategic business and financial planning. Prior to founding WorthPoint, Will served as Chief Financial Officer and also managed a number of technology business development and marketing roles at MIVA, AirGate PCS, Digital Commerce Corporation, Global Telesystems Groups, Haliburton/Landmark Graphics Corporation. Will has a Masters in Business Administration degree from American University. He received a Bachelor of Science degree from George Mason University.

Antoine Lyseight, CTO

Antoine joined WorthPoint in September 2012 and is a veteran information technology leader in software development and product delivery, systems integration, point-of-sale, and e-Commerce. Just prior to WorthPoint, he worked as a consultant on a project at IHG. From 2008 until 2012, he worked as CTO at Dominovas Energy Corp. He also has experience with other Fortune 500 companies, as well as many other growth-phase companies and technology startups. He is a graduate from both Georgia Tech and Georgia State University**.**

John Hale, SVP Finance

John joined WorthPoint in January 2014. He has been a licensed CPA for over 20 years, with experience in managing the finance and accounting infrastructure of companies in various start-up and growth modes, raising more than $100 million in equity financing. In 2013, he served as Corporate Controller for SCIenergy, Inc. in Atlanta. In 2012, he was Chief Financial Officer of the Atlanta Botanical Garden, Inc. In 2011, he was the Finance and Accounting Director for Renmatix, Inc. He has a B.S. in Accounting from the University of Alabama.

Pete Schleider, CFA, Director

Pete has spent his entire working career in the investment business. From 1983 to 1987 he was a hardware and software analyst with L.F. Rothschild, Unterberg, Towbin. From 1987 to 1997, Pete was a partner of Wessels, Arnold & Henderson, an investment banking firm in Minneapolis, MN focusing on technical software. In 1998, he founded Matrix Capital Management, a hedge fund focused on technology investments. Since 1998, he has been investing his own money as part of RKB Capital, L.P. In 2001, he and Scott Bedford started Peninsula Technology Fund, L.P. He has a Bachelor of Arts from Trinity University in History and Economics, and is a Chartered Financial Analyst.

Jim Sturgill, Director

Jim is Founder and CEO of Sturgill & Associates, a full service CPA firm he founded in 1963 with multiple locations surrounding the nation's capital. His firm provides tax, assurance and advisory, and information technology services to a diversified client base of established and emerging growth companies in the high technology sector.

William N. McAtee, Director

Neal has been immersed in the financial world for 25 years. Since 2009, he served as portfolio manager at Reliant Investment Management, LLC. Earlier in his career, he was a founder and managing member of Red Rock Partners, LLC, as well as GP and investment manager for Red Rock Fund, LP. Neal was a managing director at Morgan Keegan, working as an equity analyst, when he was recognized five times as a Wall Street Journal All-Star Analyst for his stock-picking ability. From December 2010 to December 2013, Neal served as WorthPoint's interim CFO.

Neal earned a bachelor's in mathematics and economics from Rhodes College and a master's in business administration with a concentration in finance and accounting from the Owen Graduate School of Management at Vanderbilt University. He has held the Chartered Financial Analyst professional designation from the CFA Institute since 1992.

Roger Ogden, Director

Roger is currently an independent media consultant. Until 2007, Roger was the head of Gannett Broadcasting. Prior to that he was senior vice president of Gannett Broadcasting and president and general manager of KUSA-TV in Denver, where he began his Gannett career in 1967. He has worked at WLKY-TV in Louisville, KY, when it was owned by Gannett, and at a non-Gannett station in Denver. Roger spent two years with NBC as president and managing director of NBC Europe.

Michael Wharton, Director

Mike Wharton joined the WorthPoint board in May 2012. Mr. Wharton currently serves as president of McVean Trading & Investments, LLC, having joined at its inception in 1986, and over the last 10 years has become one of the firm's top traders and leading authorities on the livestock and grain markets. Mike is also the managing member of Wharton Asset Management LLC, a commodity-trading advisor, which was established in 2012. Originally from Nebraska, Mike literally grew up in the cattle business.

Under a National Futures Association ("NFA") order dated April 13, 2015, NFA settled complaints against McVean Trading & Investments and certain of its other employees and against Wharton Asset Management and Mike Wharton that alleged that each firm failed to enact required recordkeeping procedures and that the McVean employees and Mike failed to diligently supervise McVean Trading & Investments and Wharton Asset Management's respective operations. McVean Trading & Investments and Wharton Asset Management paid fines in the amounts of $625,000 and $105,000, respectively.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2015 the Company compensated its three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
William Seippel	CEO	$ 133,043	$ 2,668	$ 135,711
Antoine Lyseight	CTO	$ 158,880	$ 3,641	$ 162,521
John Hale	SVP Finance	$ 111,651	$ 520	$ 112,171

For the fiscal year ended December 31, 2015, we paid our directors as a group $138,042.86. In addition, the Company awarded 98,251 options to the directors. Both the paid amount and the stock awards are inclusive of the amounts paid to Will Seippel. There are 6 directors in this group.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table sets out, as of October 31, 2016, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of the Company's voting securities, or having the right to acquire those securities. The table assumes that

- a reverse stock split of 1 for 6 and all shares of Series A and Series A-1 Preferred Stock are converted to shares of common stock immediately prior to the first closing of this Offering;
- all restricted stock units and options have vested; and
- all outstanding promissory notes are repaid with net proceeds of the Offering, and issuance of the attached warrants

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common stock	William Seippel	518,293	141,758	22.3%
Common stock	Pete Schleider (1)	323,099	13,666	11.4%
Common stock	James Sturgill	17,476	12,541	1.0%
Common stock	William Neal McAtee (2)	164,863	27,047	6.5%
Common stock	Michael Wharton (3)	361,927	12,166	12.6%
Common stock	Rodger Ogden	15,977	4,500	0.7%

(1) Includes 321,432 shares owned by RKB Captital, a fund over which Mr. Schleider exercises control.

(2) Includes 102,695 shares owned by Red Rock Fund, LP, a fund over which Mr. McAtee exercises control and 8,095 shares held in the name of Amy H McAtee, the wife of Mr. McAtee.

(3) Includes 66,666 shares held in the name of a generational trust that Mr. Wharton disavows ownership of and control over.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of related party transactions.

SECURITIES BEING OFFERED

General

The Company is offering up to 90,909 shares of common stock.

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of

As of September 30, 2016, the Company's authorized capital stock consists of 11,800,000 shares of common stock, 884,500 shares of Series A Preferred Stock and 4,956,142 shares of Series A-1 Preferred Stock. Immediately prior to the initial closing of this Offering, the Company will convert all outstanding shares of the Series A Preferred Stock into shares of common stock at a ratio of 1:1 and all outstanding shares of the Series A-1 Preferred Stock into shares of common stock at a ratio of 2:1, then effect a reverse stock split of 1 for 6. As a result, immediately following completion of this Offering, the Company's authorized capital stock will consist of 2,590,878 shares of common stock and an additional 368,449 shares in the form of options and warrants. As of September 30, 2016, prior to the conversion of the Preferred Stock to common stock, the reverse stock split, and the first closing of this Offering, one beneficial owner, Will Seippel held 2,091,599 outstanding shares of common stock and 648,241 shares of Series A and Series A-1 Preferred Stock representing 32.4% of the outstanding capital stock of the Company. On a fully diluted basis, he owns 33.5% of the Company.

The Company intends to make an additional offering of its common stock pursuant to Regulation A of the Securities Act. There can be no assurance that the Company will make such a filing or that the SEC will qualify that offering. In the event that Regulation A offering is qualified, however, the Company will exchange the shares of common stock offered in this Regulation CF offering for the shares offered under Regulation A. Since this exchange will be effected purely on a digital basis, investors need take no action. To summarize this in plain English: if you invest in this offering and we later do a Regulation A offering, you will get exactly the same shares as the investors in the Regulation A offering without needing to do anything.

Common Stock

Dividend Rights

Holders of common stock are entitled to receive dividends and other distributions of cash, property, or shares of stock of the Company as may be declared by the board of directors from time to time with respect to the common stock out of assets or legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of the Company's common stock is entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Liquidation Rights

In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Company, the holders of common stock are entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all debts and other liabilities of the Company and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that the Company may designate in the future.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

MAKING AN INVESTMENT IN THE COMPANY

How does investing work?

When you complete your investment on 99funding, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your shares. At that point, you will be an investor in WorthPoint Corporation.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number
5. ABA bank routing number and checking account number

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the Company has set a minimum investment amount of US $100.

How can I (or the Company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let the intermediary know by emailing sborazan@northcapital.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment, and a registered representative from North Capital Private Securities will contact you to confirm your cancellation.

Updates

Information regarding the progress of the offering appears on the company's profile page on 99funding.com.

AFTER MY INVESTMENT

What is my ongoing relationship with WorthPoint Corporation?

Issuers that have raised money via Regulation CF must file information with the SEC and post it on their company website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

How do I keep track of this investment?

You can return to 99funding at any time to view your portfolio of investments made on the platform. You may also receive periodic updates from the Company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (like an IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the Company does not have any plans to list these securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists its securities on an exchange, is acquired, or goes bankrupt.

The Company intends to make an additional offering of its common stock pursuant to Regulation A of the Securities Act. There can be no assurance that the Company will make such a filing or that the SEC will qualify that offering. In the event that a Regulation A offering is qualified, however, the Company will exchange the shares of common stock offered in this Regulation CF offering for the shares offered under Regulation A. Since this exchange will be effected purely on a digital basis, investors need take no action. To summarize this in plain English: if you invest in this offering and we later do a Regulation A offering, you will get exactly the same shares as the investors in the Regulation A offering without needing to do anything.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Annual reports

The Company will make annual reports available on its website.

Compliance failure

The Company has not previously failed to comply with Regulation CF.